SMIC Earns Texas Instruments’ Supplier Excellence Award for 2010

Shanghai  [2011-04-07]

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced its receipt of the 2010 Supplier Excellence Award from customer Texas Instruments (TI).

TI created its Supplier Excellence Award (SEA) 28 years ago to honor companies in its supply chain that provide excellent service and support. Each year, TI recognizes a handful of companies in its global supplier base for exceptional performance and continued improvements in areas such as cost, environmental responsibility, technology, responsiveness, assurance of supply, and quality.

Of its more than 12,000 suppliers worldwide, TI awarded the SEA to just 16 suppliers in 2010. SMIC is honored to be among these few winners for 2010, and to be one of only three major foundries to have received the award in more than a decade.

“TI’s role in the global semiconductor industry is legendary,” said David N.K. Wang, President and CEO of SMIC and a co-inventor of the first semiconductor manufacturing system inducted into the Smithsonian Institution. “So TI’s Supplier Excellence Award is a huge honor for SMIC. We deeply appreciate TI’s confidence, which will encourage us to raise our level of service even further.”

“SMIC has become a world class foundry with reliability, integrity and extremely fast turnaround,” said Kevin Ritchie, senior vice president of TI’s Technology and Manufacturing Group. “SMIC has played a very important role in our flexible manufacturing strategy and focus on delivering the right products at the right time to our customers. TI is proud to count on SMIC as one of our foundry partners.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab in Shenzhen. SMIC also has customer service and marketing offices in North America, Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com